SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OPENWAVE SYSTEMS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

63718 10 0

(CUSIP Number of Class of Securities)

1400 Seaport Boulevard

Redwood City, California 94063

(650) 480-8000

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Donald J. Listwin President and Chief Executive Officer Openwave Systems Inc. 1400 Seaport Boulevard Redwood City, California 94063 (650) 480-8000	Stephen W. Fackler, Esq. Richard A. Grimm, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Transaction valuation*	Amount of Filing Fee

N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

The following message was sent February 17, 2003, by electronic mail from Don Listwin, President and Chief Executive Officer of Openwave Systems Inc. (the “Company”), to all Company employees:

Ladies and Gentlemen,

E-staff and the Board of Directors are pleased to announce the authorization of a voluntary stock option exchange program. The program will launch in mid-March and will allow employees to voluntarily cancel unexercised vested and non-vested stock options previously granted to them in exchange for replacement stock options at a future date. The vesting schedule and vesting commencement date for each replacement stock option will remain the same as the employee’s corresponding cancelled stock option.

Additional program details will be outlined at the March 13th WebEx. During this WebEx, I will also talk about the business and review our overall compensation strategy for 2003 and beyond. Bernard Puckett, our Chairman of the Board, will join me for the WebEx and we’ll both be available to answer your questions.

Look forward to seeing you then,

don

Availability of Actual Offer to Exchange Documents

The actual Offer to Exchange Program will not commence until mid-March 2003. When it begins, you will receive an e-mail notifying you that the “Offer to Exchange” documents are now available on the Company’s intranet site. The documents will describe the program and contain an “Election Form” that employees may use if they choose to participate. You should carefully read these documents when they become available because they will contain important information about the exchange offer. The company will file these materials with the SEC as part of a tender offer statement. You also will be able to obtain these materials and other documents filed by the company with the SEC for free from the SEC’s website at http://www.sec.gov or from the company’s website.

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The following press release was issued by the Company at 12:01 AM, Pacific Time, on February 17, 2003.

PRESS RELEASE 12:01 AM MONDAY, FEB 17, 2003

OPENWAVE ANNOUNCES STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES

REDWOOD CITY, Calif.—February 17, 2003—Openwave Systems Inc. (Nasdaq: OPWV), the leading independent provider of open software products and services for the mobile communications industry, today announced that its Board of Directors has approved a voluntary stock option exchange program for its employees.

The program, which Openwave expects to launch in mid-March, will give eligible Openwave employees the opportunity to voluntarily cancel unexercised vested and non-vested stock options previously granted to them in exchange for replacement stock options at a future date. The number of shares underlying the replacement options to be issued will be for a fewer number of shares than the shares underlying the options to be cancelled. The exchange ratio of replacement to cancelled option shares will range from 1.0 to 1.0 to 1.0 to 10.0, depending on the original exercise price of the cancelled options. The Company anticipates that the total number of shares underlying stock options outstanding will be reduced by approximately 11 million shares as a result of the exchange program, with the precise number dependent upon the level of employee participation. The replacement stock options will be granted with an exercise price equal to the fair market value of OPWV stock on the date of grant, which will be between six months plus one day and seven months after the option cancellation date.

The exchange program has been designed to comply with the FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” and accordingly, the Company does not expect that there will be any variable compensation charges as a result of this stock option exchange program. The CEO and non-employee Board Members of the Company are not eligible to participate in this program.

About Openwave

Openwave Systems Inc. (Nasdaq: OPWV) is the leading independent provider of open software products and services for the mobile communications industry. Openwave is a global company headquartered in Redwood City, California. For more information please visit www.openwave.com.

Availability of Offer to Exchange Documents

The actual stock option exchange program will not commence until mid-March 2003. When it begins, the company will file the actual “Offer to Exchange” documents with the SEC as part of a tender offer statement. These documents may be obtained from the SEC’s website at http://www.sec.gov or from the company’s website.

Cautionary Note Regarding Forward Looking Statements

This release contains forward-looking statements relating to expectations, plans or prospects for Openwave Systems Inc. that are based upon the current expectations and beliefs of Openwave’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in the Americas, Europe, the Middle East, and Asia; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software; (d) the effects of our restructurings and the ability to successfully support our operations; (e) the potential negative reaction by our customers to our reduced size and market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the willingness of communication service providers to invest and improve their data networks; (h) the ability to successfully partner with other companies; (i) the ability to acquire additional companies and technologies and integrate such acquisitions; (j) increased global competition; (k) technological changes and developments; (l) general risks of the Internet and wireless and wireline telecommunications sectors; and (m) the uncertain economic and political climate in the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

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For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (“SEC”), including but not limited to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002, and subsequently filed reports. All documents also are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Openwave’s Web site at www.openwave.com. The Company assumes no obligation to update the forward-looking statements included in this document.

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Openwave, the Openwave logo and Services OS are trademarks and or registered trademarks of Openwave Systems Inc. All other trademarks are the properties of their respective owners.

For more information please contact:

Openwave Systems Inc.

Michele Landry

650.480.4622

michele.landry@openwave.com

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